UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Elevra Lithium Limited (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit

No.	Description
99.1	Announcement filed by the Registrant with the Australian Securities Exchange on February 20, 2026 – Carolina Lithium Town Hall Presentation.
99.2	Announcement filed by the Registrant with the Australian Securities Exchange on February 24, 2026 – Appendix 3H – Notification of Cessation of Securities.
99.3	Announcement filed by the Registrant with the Australian Securities Exchange on February 25, 2026 – Interim Financial Report for the Half Year Ended 31 December 2025.
99.4	Announcement filed by the Registrant with the Australian Securities Exchange on February 25, 2026 – FY26 Half Year Results.
99.5	Announcement filed by the Registrant with the Australian Securities Exchange on February 25, 2026 – FY26 Half Year Results Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: February 26, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel